Exhibit 99.1

PROPOSAL TO REINCORPORATE IN THE UNITED STATES
RECEIVES SHAREHOLDER APPROVAL

Oxfordshire, UK — August 16, 2004: Bookham Technology plc (LSE: BHM, NASDAQ: BKHM) (the “Company”), a leading provider of optical components, modules and subsystems used in various applications and industries, including telecommunications, announces that at the Extraordinary General Meeting of the Company held earlier today and at the subsequent Shareholder Court Meeting of the Company, convened by the High Court of Justice of England and Wales (the “High Court”), all of the resolutions relating to the scheme of arrangement between the Company and the shareholders (the “Scheme”), as set out in the circular to shareholders dated 8 July 2004, were duly passed on a poll by the requisite majority.

The Scheme remains conditional on a number of conditions being satisfied including the sanctioning of the Scheme by the High Court, which is expected to take place on 9 September 2004. Subject to the remaining conditions being satisfied, the Scheme is expected to become effective on 10 September 2004 with trading in the Company’s ordinary shares of 1/3 p each suspended from the start of trading on 10 September 2004.

A copy of the resolutions passed at today’s meeting has been submitted to the United Kingdom Listing Authority for publication on its Documents Viewing Facility and will be available shortly.

For further information, please contact:

Bookham Technology plc:

Sharon Ostaszewska

Tel: +44 (0)1235 837000

This announcement does not constitute or form part of any offer of or any solicitation of an offer for sale of securities in the United States or elsewhere.  The securities of Bookham, Inc. have not been registered under the Securities Act, and may not be offered or sold in the United States or to U.S. persons absent registration or an applicable exemption from registration requirements.

Any statements in this announcement about the future expectations, plans or prospects of Bookham or Bookham, Inc., including statements regarding expectations with respect to the timetable for completing the Scheme, as well as other statements containing the words “believe”, “plan”, “anticipate”, “expect”, “estimate”, “will” and similar expressions, constitute forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995. There are a number of important factors that could cause actual results or events to differ materially from those indicated by such forward-looking statements, including the ability to consummate the Scheme in the expected timeframe and other factors described in Bookham’s Annual Report on Form 20-F for the year ended December 31, 2003.  The forward-looking statements included in this announcement represent Bookham’s view as of the date of this release.  Bookham anticipates that subsequent events and developments will cause Bookham’s views to change.  However, Bookham disclaims any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this document. Those forward-looking statements should not be relied upon as representing Bookham’s views as of any date subsequent to the date of this announcement.

www.bookham.com	Thinking Optical Solutions